

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2017

John Walker
President and Chief Executive Officer
Zosano Pharma Corporation
34790 Ardentech Court
Fremont, California 94555

>   **Re: Zosano Pharma Corporation**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed December 13, 2017**
>   **File No. 001-36570**

Dear Mr. Walker:

We have limited our review of your filing to the issues identified in the comment below. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing your response to this comment, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed December 13, 2017

Proposal 1: Approval of the Increase in Number of Authorized Shares of Common Stock
Proposal
Purposes and Effects of the Amendment, page 9

1.   We note your disclosure that approval of the increase in the authorized number of shares of common stock will provide you the flexibility to issue shares in the future in connection with potential financings, business combinations or other corporate purposes. We also note your disclosure that you are currently seeking funding from third parties that may be structured as equity issuances. Please revise to clarify whether you have any specific plans, arrangements, understandings, etc. at this time to issue any of the newly authorized shares. If such plans exist, please disclose all material information relating to the issuance of such shares.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Paik at 202-551-6553 or Mary Beth Breslin at 202-551-3625 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Stacie S. Aarestad, Esq. - Foley Hoag LLP